UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — REGISTRANT INFORMATION

Full Name of Registrant: US Lighting Group, Inc.

Address of Principal Executive Office (Street and Number): 1148 East 222nd Street

City, State and Zip Code: Euclid, Ohio 44117

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

US Lighting Group, Inc. was unable to timely file its Form 10-Q for the quarter ended September 30, 2023 after management determined that the financial statements for earlier 2023 periods contained an error, as described below. We expect to file our Form 10-Q within the five-day extension period provided by Rule 12b-25.

While preparing the financial statements for the quarter ended September 30, 2023, we determined that it was necessary to reassess our revenue recognition policy with respect to the accounting treatment for $200,000 in fees related to Futuro Houses dealer territory agreements that the company recognized as revenue in the first quarter of 2023. Our management team concluded that these fees represent a symbolic intellectual license, and pursuant to Financial Accounting Standards Board Accounting Standards Codification 606, Revenue from Contracts with Customers, should be recognized over the expected term of the dealer agreements instead of at the time of receipt in the first quarter.

As a result of the misapplication of ACS 606, our previously issued financial statements for the first quarter of 2023 contained an error, overstating revenue by $179,498 in the statement of operations and understating deferred revenue in the balance sheet by the same amount. Our previously issued financial statements as of and for the six months ended June 30, 2023 continued this error, overstating revenue by $129,498 in the statement of operations and understating deferred revenue in the balance sheet by the same amount. We will refile our Forms 10-Q for the quarters ended March 31 and June 30, 2023 to correct these errors. Futuro Houses, LLC entered into these dealer territory agreements in the first quarter of 2023, and they have no effect on our financial statements for 2022.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Donald O. Retreage, Jr., Chief Financial Officer, at 216-896-7000

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total sales from operations for the quarter ended September 30, 2023 were approximately $755,000, compared to $516,000 the third quarter of 2022, an increase of more than 46%. The increase in sales in 2023 is primarily the result of recreational vehicle and related components sales by Cortes Campers.

US Lighting Group, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

US Lighting Group, Inc.

Date: November 14, 2023	/s/ Donald O. Retreage, Jr.
By Donald O. Retreage, Jr.
Chief Financial Officer

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